FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓           Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ______       No        ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

A joint announcement on the sanction of the scheme by the high court in connection with the proposed merger of China Unicom Limited (“China Unicom”) and China Netcom Group Corporation (Hong Kong) Limited (the“Registrant”), made by China Unicom and the Registrant on October 14, 2008.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

None of the Securities and Exchange Commission, any state securities commission or other regulatory authority of the United States of America has approved or disapproved the securities referred to in this announcement or passed upon the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence in the United States of America.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Unicom or Netcom, nor is it any solicitation of any vote or approval in any jurisdiction.

CHINA UNICOM LIMITED 中 國 聯 通 股 份 有 限 公 司 (Incorporated in Hong Kong with limited liability) (Stock Code: 0762)	CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED 中 國 網 通 集 團 (香 港) 有 限 公 司 (Incorporated in Hong Kong with limited liability) (Stock Code: 0906)

JOINT ANNOUNCEMENT

PROPOSED MERGER OF
CHINA UNICOM LIMITED
AND
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
UNDER SECTION 166 OF THE HONG KONG COMPANIES ORDINANCE

SANCTION OF THE SCHEME BY THE HIGH COURT

The Scheme was sanctioned and the reduction of the share capital of Netcom involved in the Scheme was confirmed by the High Court on Tuesday, 14 October 2008.

A copy of the order of the High Court made on 14 October 2008 together with a minute approved by the High Court containing the particulars required by Section 61 of the Hong Kong Companies Ordinance were delivered to the Registrar of Companies in Hong Kong on Tuesday, 14 October 2008 and their registration is pending.

Subject to the registration by the Registrar of Companies in Hong Kong of the copy of the order of the High Court and the minute as mentioned above, all the conditions of the Scheme as set out in the Scheme Document have been satisfied or waived, as applicable, and the Scheme is expected to become effective on Wednesday, 15 October 2008.

1.           INTRODUCTION

This announcement is made further to the scheme document dated 15 August 2008 jointly issued by Netcom and Unicom and despatched to all Netcom Shareholders, Netcom ADS Holders and Netcom Optionholders (the “Scheme Document”) and the joint announcements of Netcom and Unicom dated 17 September 2008 and 2 October 2008. Unless otherwise defined in this announcement, capitalised terms used in this announcement shall have the same meanings as those defined in the Scheme Document.

2.           SANCTION OF THE SCHEME BY THE HIGH COURT

The Scheme was sanctioned and the reduction of the share capital of Netcom involved in the Scheme was confirmed by the High Court on Tuesday, 14 October 2008.

A copy of the order of the High Court dated 14 October 2008 together with a minute approved by the High Court containing the particulars required by Section 61 of the Hong Kong Companies Ordinance were delivered to the Registrar of Companies in Hong Kong on Tuesday, 14 October 2008 and their registration is pending.

Subject to the registration by the Registrar of Companies in Hong Kong of the copy of the order of the High Court and the minute as mentioned above, all the conditions of the Scheme as set out in the Scheme Document have been satisfied or waived, as applicable, and the Scheme is expected to become effective on Wednesday, 15 October 2008.

3.           WITHDRAWAL OF LISTING

The Hong Kong Stock Exchange has approved the withdrawal of the listing of the Netcom Shares on the Hong Kong Stock Exchange with effect from 9:30 a.m. on Wednesday, 15 October 2008 (Hong Kong time). The withdrawal of the listing of the Netcom ADSs on the New York Stock Exchange is expected to take effect from 9:30 a.m. on Wednesday, 15 October 2008 (New York time), subject to the Scheme becoming effective and the procedural requirements having been complied with by Netcom. A joint announcement will be made by Netcom and Unicom when the Scheme becomes effective.

By order of the board of China Unicom Limited Mr. Chang Xiaobing Chairman and Chief Executive Officer	By order of the board of China Netcom Group Corporation (Hong Kong) Limited Mr. Zuo Xunsheng Chairman and Chief Executive Officer

Hong Kong, 14 October 2008

As at the date of this announcement, the board of directors of Unicom comprises Mr. Chang Xiaobing, Mr. Tong Jilu, Mr. Li Gang and Mr. Zhang Junan as executive directors, Mr. Lu Jianguo and Mr. Lee Suk Hwan as non-executive directors and Mr. Wu Jinglian, Mr. Shan Weijian, Mr. Cheung Wing Lam, Linus and Mr. Wong Wai Ming as independent non-executive directors. The directors of Unicom jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than in relation to the Netcom Group, Netcom Parent and Netcom BVI) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of the statements in this announcement (other than in relation to the Netcom Group, Netcom Parent and Netcom BVI) misleading.

As at the date of this announcement, the board of directors of Netcom comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors. The directors of Netcom jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (in relation to the information relating to the Netcom Group, Netcom Parent and Netcom BVI only) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of the statements relating to the Netcom Group, Netcom Parent and Netcom BVI in this announcement misleading.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By:           /s/ Huo Haifeng

By:           /s/ Mok Kam Wan

Name:    Huo Haifeng and Mok Kam Wan

Title:       Joint Company Secretaries

Date: October 14, 2008